SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: January 12, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's First Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended November 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian  Royalty Exploration Corp.

(Registrant)

“James E. Sinclair”

Date:   January 12, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

Consolidated Financial Statements

For the Three Months Ended November 30, 2006 and 2005

Unaudited

Prepared by Management

Vancouver, B.C.

TANZANIAN ROYALTY EXPLORATION CORPORATION

Consolidated Financial Statements

For the Three Months Ended November 30, 2006 and 2005

Notice

The accompanying unaudited interim financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

TANZANIAN ROYALTY EXPLORATION CORPORATION

Consolidated Balance Sheet

As at November 30, 2006 and August 31, 2006

(Expressed in Canadian dollars)

ASSETS	November 30, 2006	August 31, 2006
Current Assets
Cash and short term deposits	$ 1,539,343	$ 3,174,549
Accounts and other receivables	51,888	18,824
Inventory	192,693	158,380
Prepaid expenses and deposits	93,933	80,457
	1,877,857	3,432,210
Mineral properties and deferred exploration and development costs (note 3)	21,259,277	20,593,948
Equipment and leasehold improvements	846,348	865,809
	$23,983,482	$24,891,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$ 195,055	$ 559,312
Current portion of obligations under capital lease	36,122	34,625
	231,177	593,937

Obligations under capital lease	114,978	121,739

Shareholders’ Equity
Share capital (note 4)	51,772,278	51,397,278
Share subscriptions received	375,000	750,000
Contributed Surplus	223,972	134,133
Deficit	(28,733,923)	(28,105,120)
	23,637,327	24,176,291

	$23,983,482	$24,891,967

“James Sinclair”

, Director

“Norman Betts”

, Director

Unaudited – Prepared by Management

TANZANIAN ROYALTY EXPLORATION CORPORATION

Consolidated Statements of Operations and Deficit

For the Three Months Ended November 30, 2006 and 2005

(Expressed in Canadian dollars)

	November 30, 2006	November 30, 2005
EXPENSES
Amortization	$ 19,072	$ 24,916
Consulting and Management Fees	61,150	29,836
Insurance	29,345	23,258
Memberships, courses and publications	732	2,721
New Property Investigation Costs	5,011	4,692
Office and Administration	30,892	22,772
Office Rentals	11,516	16,957
Press Releases	14,925	5,190
Printing and Mailout	--	2,388
Professional Fees	33,772	17,893
Promotion and Shareholder Relations	18,451	1,838
Salaries and Benefits	241,444	171,663
Stock Based Compensation	89,839	--
Telephone and Fax	3,377	6,373
Transfer Agent and Listing	47,565	28,531
Travel and Accommodation	11,507	19,668
	618,598	378,696

OTHER (INCOME) EXPENSE
(Interest Earned), Net of expense	(15,367)	(5,010)
Interest – Capital lease	4,208	5,396
Foreign exchange (Gain) Loss	21,364	23,844
	10,205	24,230

NET LOSS FOR THE PERIOD	628,803	402,926
DEFICIT, BEGINNING OF PERIOD	28,105,120	23,778,398
DEFICIT, END OF PERIOD	$28,733,923	$24,181,324
Basic and diluted loss per share	$0.007	$0.005
Weighted average shares outstanding	86,249,392	85,144,786

Unaudited – Prepared by Management

TANZANIAN ROYALTY EXPLORATION CORPORATION

Consolidated Statement of Changes in Financial Position

For the Three Months Ended November 30, 2006 and 2005

(Expressed in Canadian dollars)

	November 30, 2006	November 30, 2005
Cash provided from (used for)

Operating activities
Loss for the period	$ (628,803)	$ (402,926)
Items not affecting cash:
Amortization	19,072	24,916
Stock-based compensation	89,839	--
	(519,892)	(378,010)
Change in non-cash working capital items
Accounts and other receivable	(33,064)	13,617
Inventory	(34,313)	(36,466)
Prepaid expenses	(13,476)	(73,532)
Accounts Payable	(364,257)	(51,353)
	(445,110)	(147,734)
	(965,002)	(525,744)

Investing Activities
Mineral properties and deferred exploration	(665,329)	(476,792)
Repayment of obligations under lease	(5,264)	(8,588)
Capital asset (additions) disposals, net	389	(2,105)
	(670,204)	(487,485)

Financing Activities
Share capital issued	-	136,172
Share Subscriptions received	-	834,264
	--	970,436

NET INCREASE (DECREASE) IN CASH	(1,635,206)	(42,793)
CASH BEGINNING OF PERIOD	3,174,549	1,395,468
CASH END OF PERIOD	$ 1,539,343	$1,352,675

Supplemental Information
Issuance of share capital for share subscriptions previously received, a non-cash transaction	$ 375,000	$ 813,828

Unaudited – Prepared by Management

TANZANIAN ROYALTY EXPLORATION CORPORATION

Summary of Note Disclosure to the Consolidated Financial Statements

For the Three Months Ended November 30, 2006 and 2005

(Expressed in Canadian dollars)

(Unaudited)

1.

Nature of operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) have been prepared by management, and have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2006.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.

Tanzanian Royalty Exploration Corporation

Consolidated Statement of Mineral Properties and

Deferred Exploration and Development Cost

For the Three Months Ended November 30, 2006 and Year Ended August 31, 2006

(Expressed in Canadian dollars)

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total
Balance, August 31, 2004	$6,565,003	$2,819,621	$1,768,493	$2,788,862	$1,054,863	$1,528,023	$589,982	$1,071,189	$ 652,479	$1,014,781	$19,853,296

Exploration expenditures:
Camp, field supplies and travel	339	17,089	-	4,432	20,091	-	6,248	1,849	-	111,172	161,220
Exploration and field overhead	2,800	142,948	28,278	29,945	68,848	16,095	63,611	36,488	14,109	534,210	937,332
Geological consulting and field wages	-	-	14,332	-	-	-	-	-	-	-	14,332
Geophysical and geochemical	-	30,200	-	42,932	33,298	34	9,271	1,893	1,393	83,610	202,631
Property acquisition costs	18,635	92,788	16,549	-	60,149	12,075	-	-	-	242,019	442,215
Parts and equipment	-	4,639	-	-	-	-	-	-	-	-	4,639
Trenching and drilling	-	40,593	-	-	899	3,502	-	-	-	9,739	54,733
Recoveries	(24,146)	-	-	-	-	(130,226)	-	(24,146)	(122,673)	-	(301,191)
	(2,372)	328,257	59,159	77,309	183,285	(98,520)	79,130	16,084	(107,171)	980,750	1,515,911
	6,562,631	3,147,878	1,827,652	2,866,171	1,238,148	1,429,503	669,112	1,087,273	545,308	1,995,531	21,369,207
Write-offs	(656,500)	-	-	(73,010)	-	-	(316,476)	(299,118)	(43,399)	(241,429)	(1,629,932)

Balance, August 31, 2005	5,906,131	3,147,878	1,827,652	2,793,161	1,238,148	1,429,503	352,636	788,155	501,909	1,754,102	19,739,275
Exploration expenditures:
Camp, field supplies and travel	7,861	82,544	250	3,110	2,969	3,172	1,811	-	7,426	67,525	176,668
Exploration and field overhead	32,321	361,174	14,989	29,337	19,279	20,898	9,446	5,116	40,652	488,818	1,022,030
Geological consulting and field wages	2,882	-	-	-	-	-	-	-	-	-	2,882
Geophysical and geochemical	3,413	231,846	-	47	41,600	875	77	-	4,174	194,280	476,312
Property acquisition costs	13,098	116,462	17,404	-	58,433	11,729	-	13,098	-	249,817	480,041
Parts and equipment	-	114	-	-	-	-	-	-	-	-	114
Trenching and drilling	470,995	177,764	-	379	8,563	-	-	-	-	49,348	707,049
Recoveries	(43,660)	-	(77,610)	-	-	(87,531)	-	(43,660)	(67,560)	-	(320,021)
	486,910	969,904	(44,967)	32,873	130,844	(50,857)	11,334	(25,446)	(15,308)	1,049,788	2,545,075

Write-offs	-	(37,993)	(34,401)	-	(291,480)	(423,377)	(363,970)	-	-	(256,811)	(1,690,402)

Balance, August 31, 2006	6,393,041	4,079,789	1,748,284	2,826,034	1,077,512	955,269	-	762,709	486,601	2,264,709	20,593,948

Exploration expenditures:
Camp, field supplies and travel	-	6,175	24,106	-	-	-	5,228	1,572	-	7,547	44,628
Exploration and field overhead	-	49,068	270,953	2,466	1,054	2,574	31,294	6,675	2,663	62,836	429,583
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	264	56,552	1,297	-	-	-	(591)	517	19,579	(33,080)	44,538
Property acquisition costs	-	-	20,508	-	17,144	13,815	-	-	-	69,134	120,601
Parts and equipment	-	1,287	-	-	-	-	-	-	-	-	1,287
Trenching and drilling	(10,379)	1,100	16,789	-	-	-	3,489	6,006	-	7,687	24,692
Recoveries	-		-	-	-	-	-	-	-	-	-
	(10,115)	114,182	333,653	2,466	18,198	16,389	39,420	14,770	22,242	114,124	665,329
Balance November 30, 2006	$6,382,926	$4,193,971	$2,081,937	$2,828,500	$1,095,710	$971,658	$39,420	$777,479	$508,843	$2,378,833	$21,259,277

TANZANIAN ROYALTY EXPLORATION CORPORATION

Summary of Note Disclosure to the Consolidated Financial Statements

For the Three Months Ended November 30, 2006 and 2005

(Expressed in Canadian dollars)

(Unaudited)

4.

Share Capital

Share Capital	Number	Amount ($)
Balance at August 31, 2006	86,241,075	$51,397,278
Issued for cash	--	--
Subscriptions previously received	54,058	375,000
Balance at November 30, 2006	86,295,133	51,772,278

All share capital issued during the quarter were issued to the Company’s Chairman and CEO, and all share subscriptions received in the quarter were also received from him.

The Company entered into a Purchase and Sale Agreement (the “Agreement”) with Ashanti Goldfields Cayman Limited (“Ashanti”) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti .   The a cquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company, in two tranches and subject to certain conditions consist ing of (i) the issuance and allotment of 160,052 common shares to be issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance and allotment to Ashanti of 20,006 common shares of the Company.

5.

Options Outstanding

Type of Security	Number of Shares	Exercise Price	Expiry Date
Options	75,000	$0.79	May 3, 2007

6.  Subsequent Event

On December 15, 2006 the Company issued 160,052 common shares to Ashanti in consideration of the transfer to the Company of the Kigosi Rights.

Unaudited – Prepared by Management

Management’s Discussion and Analysis

For Tanzanian Royalty Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Three months ended November 30, 2006

(in Canadian dollars)

The effective date of this MD&A is January 9, 2007.

Overall Performance

As of November 30, 2006 the Company had Current Assets of $1,877,857 as compared to $3,432,210 on August 31, 2006.  Deferred Exploration Costs amounted to $21,259,277 which includes $665,329 (net) invested this quarter.

The Company has issued common shares in the amount of $375,000 (54,058 shares in the quarter).     This amount was previously received and recorded in share subscription.

Selected Financial Information

	As at and for the year ended Aug 31, 2006	As at and for the year ended Aug 31, 2005	As at and for the year ended Aug 31, 2004	As at and for the three months ended Nov 30,2006	As at and for the three months ended Nov 30,2005
Total Revenues	$ 0	$ 0	$ 0	$ 0	$ 0
Net Loss for the period	($4,326,722)	($2,931,063)	($1,616,364)	($628,803)	($402,926)
Basic and diluted loss per share	($0.05)	($0.04)	($0.02)	($0.007)	($0.005)
Total assets	$24,891,967	$22,257,683	$22,092,373	$23,983,482	$22,765,252
Total long term financial liabilities	$121,739	$175,011	$0	$114,978	$156,993
Cash dividends declared per share	$0	$0	$0	$0	$0

Results of Operations

The loss for the three month period ended November 30, 2006 was $628,803 compared to $402,926 for the comparable period in 2005.  Due to the Company’s emphasis on its drill program, the spending on Mineral Properties and Deferred Cost has increased to $665,329 during the three month period ended November 30, 2006 as compared to $476,792 three month period ended November 30 2005.

The increase in staff required to operate our drill program and the salary of the Chief Financial Officer has caused an increase in salaries and benefits expense which increased from $171,663 for the three month period ended November 30, 2005 to $241,444 for the three month period ended November 30, 2006.  Transfer agent and listing fees have increased from $28,531 in 2005 to $47,565 for the three month period ended November 30 2006 due to an increase in market capitalization which generated higher Toronto Stock Exchange and American Stock Exchange sustaining fees. Consulting fees increased by $31,314 during the three month period ended November 30, 2006 over the same period in 2005 due to payment of a finder’s fee for the Chief Financial Officer, consultation on the Form 20-F, and a biogeochemical trend analysis study.  Professional fees increased from $17,893 in 2005 to $33,772 during the three month period ended November 30, 2006.  Promotion and Shareholder Relations expenses increased by $16,613 for the three month period ended November 30, 2006 over the same period in 2005 due to advertising in mining journals. Stock based compensation expense increased by $89,839 during the three month period ended November 30, 2006 due to the Restricted Stock Units which were granted in April 2006.

Summary of Quarterly Results (unaudited)

	2006 November	2005 November	2006 August	2005 August	2006 May	2005 May	2006 February	2005 February
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	(628,803)	($402,926)	($1,905,777)	($869,982)	($1,225,384)	($494,192)	($792,635)	($1,770,430)
Basic and diluted loss per share	$0.007	$0.005	$0.023	$0.010	$0.014	$0.006	$0.009	$0.021

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding. During the three month period ended November 30, 2006 the Company issued 54,058 shares in private placements with Mr. James E. Sinclair, the Company’s Chairman and CEO, for $375,000 subscription receipts previously received.

As of November 30, 2006 the Company’s working capital position was $1,646,680 as compared to $2,838,273 on August 31, 2006.  The Company feels confident that it will continue to be able to raise capital through private placements with its Chairman and CEO at an anticipated rate of $375,000 per quarter. Also, as the Company’s mineral properties advance under various exploration agreements, rental payments could increasingly play a role in funding exploration activities.

The following table sets out the Company’s known contractual obligations as at November 30, 2006:

Contractual Obligations	Payments Due By Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Vancouver Office Lease (1)	CDN$9,375	CDN$9,375	Nil	Nil	Nil
Capital Lease	US$161,487(2)	US$44,829	US$89,658	US$27,000	Nil

 (1)

Expires on April 30, 2007

  (2)        Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing.  A prospecting licence is issued for a period of  to three years and is renewable two times for a period of to two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $30 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	over 5 years
Option Agreement Obligations	$2,354,000	$249,500	$804,000	$885,000	$415,500

In August 2006, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a new Private Placement Subscription Agreement with the Company (the "New Agreement") under which he will subscribe for common shares of the Company for an aggregate amount of $3,000,000.  Under the New Agreement, Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of $375,000 each, commencing February 1, 2007.  Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the three months ended November 30, 2006, $27,503 was paid or payable by the Company to directors for professional fees.  Directors were paid $17,797 in fees during the three month period ended November 30 2006 compared to $24,375 during the three month period ended November 30, 2005.

All share capital issued during the quarter were issued to the Company’s Chairman and CEO.

 Restricted Stock Unit Plan

A Restricted Stock Unit Plan (the “RSU Plan”) was approved by the shareholder’s at the Annual Meeting held February 27, 2006.  The Board of Directors implemented the RSU Plan under which employees and directors are compensated for their services to the Company.  Annual compensation for outside directors is $50,000 per year, plus $5,000 per year for serving on Committees, plus $2,500 per year for serving as Chair of a Committee.  At the election of each individual director, up to one- third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

Under the RSU Plan, outside directors were granted 35,027 RSUs and employees were granted 34,538 RSUs to November 30, 2006.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies which effect the November 30, 2006 consolidated financial statements.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and costs. Management assesses impairment of its exploration prospects regularly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 86,455,185 common shares outstanding. In addition, there were 75,000 director and employee stock options outstanding at an average weighted price of $0.79. The Company had no share purchase warrants outstanding.

Subsequent Event

The Company entered into a Purchase and Sale Agreement (the “Agreement”) with Ashanti Goldfields Cayman Limited (“Ashanti”) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti.  The acquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company, in two tranches and subject to certain conditions consisting of (i) the issuance and allotment of 160,052 common shares to be issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance and allotment to Ashanti of 20,006 common shares of the Company.

On December 15, 2006 the Company issued 160,052 common shares to Ashanti in consideration of the transfer to the Company of the Kigosi Rights.

Financial Instruments and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, other receivables, accounts payable and accrued liabilities and obligations under capital lease.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Controls and Procedures

There has been no change in the Company’s internal control over financial reporting during the three months ended November 30, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exploration Summary

The Company’s activities during the report period encompassed a number of in-house exploration projects and the ongoing joint venture in the Tulawaka area of Tanzania with one of its royalty partners, MDN Northern Mining.

High Grade Discovery at Luhala

Employing an independent diamond drilling contractor, the Company completed a Phase 7 drill program on its Luhala Gold Project consisting of nine diamond drill holes aggregating some 991 metres. All of the holes were designed to test the eastern limb of the Kisunge Main Zone and provide structural information for a follow-up RC (Reverse Circulation) drill program.

Diamond drill holes LKD-08, 9, 10, 11 and 14 confirmed that the thick, high grade zone intersected previously by short RC holes had a shallow plunge with a northerly azimuth (an angle measured off True North) and an indicated north-south strike length of approximately 150 metres.

Diamond drill holes LKD-12, 13, 15 and 16 were drilled immediately to the south of this mineralized zone in an area where RC drill rig access was not possible due to topographical constraints. Higher grade gold intersections (between 3.90g/t and 10.95g/t) were obtained along a strike length of some 150 metres, leaving the zone open in both northerly and southerly directions. Drill hole LKD-16, a vertical hole, confirmed the dip of the zone to be quite shallow at about minus 10 degrees to the east.

Kigosi Re-Purchase

The Agreement to repurchase the Company’s rights to the Kigosi property returns one of the most prospective gold properties in Tanzania to its portfolio of active exploration projects. The purchase agreement followed months of negotiations and included all related camp and equipment along with the purchase of a non-associated property, the Dongo from AngloGold-Ashanti in a transaction valued at USD$900,000.

The Kigosi Project Area encompasses approximately 1,095 square miles and includes 15 individual Prospecting Licenses immediately southwest of the Ushirombo Belt in the Sukumaland Greenstone Terrain of northwestern Tanzania. The area consists essentially of granite with greenstones in the northwest and east.

A major exploration program commenced at Kigosi in mid-November following a detailed assessment of AngloAshanti’s exploration database. This phase of exploration will include selected IP traverses over the artisanal workings at Luhwaika and Igundu and a minimum of 5,000 metres of RC drilling.

The area of interest comprises two artisanal mining sites that are parallel to each other and are separated by a 2.5 kilometre wide swath of mbuga (overburden). The Luhwaika workings are the largest in the area with sporadic artisanal activity spread over a distance of approximately 1,200 metres.

Within this area, mineralization is controlled by a gold-rich, brittle ductile shear zone that has developed near the contact between a large granite intrusive and mafic greenstones. The strike of this high strain zone is 320º, which is similar to the Bulyanhulu deposit, while the dip is moderate to the southwest.

From the productive shallow artisanal work shafts, it appears that at least two sub-parallel zones exist. This is confirmed by the AngloAshanti soils data that extend the Luhwaika mineralization to over 3.3 kilometres along strike. The soil data indicate a strong relationship between the granite contact and the gold mineralization. Grab samples at Luhwaika have returned values up to 233 g/t.

The gold occurs within a stockwork of shear-hosted quartz veins and within sheared granite. To date, two IP traverses have been completed over the Luhwaika showings by the Company's in-house geophysical department. One traverse is in the southeast and the other two are situated 1.6 kilometres to the northwest.

Both these traverses display moderate to strong chargabilities and resistivities over the artisanal zones. More sub-parallel IP anomalies could represent additional mineralization that has not yet been uncovered by artisanal miners. The zones appear thick and in some cases may be up to 50 metres wide.

The present strike of the Igundu workings is approximately 300 metres. These workings occur in a thin (one meter) quartz vein within mafic volcanics and have a similar strike to the Luhwaika workings but a steeper almost vertical dip. Grab samples from these workings have returned values up to 50.32 g/t. One IP line has been completed across these workings and results indicate that there may be an additional zone a few hundred meters to the southwest.

A fourth IP line has been completed across the middle of the mbuga that separates the Luhwaika and Igundu occurrences. A weak anomaly occurs along strike of the Luhwaika- Igundu trend, and stronger anomalies occur to the northeast and southwest.

Aeromagnetic interpretations conducted by AngloAshanti suggest that the granite/greenstone contact occurs a few hundred meters south of the Luhwaika--Igundu trend in this particular area. This has been suggested by an Induced Polarization (IP) survey which needs to be extended to confirm this hypothesis. No soil geochem has been carried out in this area as the mbuga soils form a transported blanket over the mineralization.

The first phase of drilling will test the main Luhwaika and Igundu workings along three to four traverse lines but will not target additional IP targets. Shallow drilling (50 metre holes) along toe and collar RC fences has been designed to test across the entire length of both workings. The total strike length of the Luhwaika--Igundu shear system is currently 4.7 kilometres and by including the Luhwaika north extension this system is up to 9.0 kilometres long.

Kagera Nickel Belt Targets Defined

During the report period, the Company’s technical staff prioritized exploration targets on its holdings in the Kagera Nickel Belt following an examination of historical data for the prospecting licenses.

The Kagera belt hosts the Kabanga nickel deposit (Barrick Gold) which was discovered by the United Nations Development Program (UNDP) during the 1970s. The discovery was made following a comprehensive geochemical and geophysical program that identified a chain of coincident airborne magnetic and geochemical anomalies within a 20-30 kilometre wide northeasterly trending belt that extends for over 200 kilometres from Burundi in the south, through western Tanzania, to Uganda in the north.

In 2004, the Company recognized that base metal prices were set to move substantially higher and applied for open ground within the Kagera nickel belt that was considered to be a favorable host for magnetic anomalies.

The Company's seven prospecting licenses comprise an area of 4,434 square kilometers within the Kagera Fold Belt of northwestern Tanzania. One of the Company's prospecting licenses is located within a zone of two parallel magnetic highs that extends down to the Kabanga Nickel deposit, while another license hosts a 50 kilometre long magnetic anomaly with a geophysical signature of similar intensity to Kabanga. Moderate nickel-in-soil anomalies are evident on some of the properties as well.

The Kagera Nickel Belt will become a priority for the Company in 2007 given the resiliency of nickel prices and the growing market for stainless steel in Asia and elsewhere.

New Gold Discovery in Tulawaka Area

In November 2006, MDN Northern Mining announced results from a follow-up RAB drill program on the Company’s 102.9 km² Nyantimba licenses 15 kilometres north of the Tulawaka gold mine in Tanzania. MDN has the right to earn a 100% interest in the ground in exchange for exploration expenditures, advanced royalty payments and a sliding scale royalty payable to Tanzanian Royalty at commercial production.

MDN tested several gold targets in September and October with 53 RC holes, producing a significant discovery in the Viyonza zone. Among the better intersections were 2.0 metres grading 35.95 g/t gold along with 2.0 metres averaging 13.18 g/t. Half the intercepts in this program came from surface dispersion in ferricrete (a flat lying iron oxide-rich unit near surface) while the other intersections came from primary quartz veins and altered host rocks. MDN believes this feature indicates the presence of a significant gold system in an area of 300 metres by 200 metres that is still open to extension.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, James E. Sinclair, Chairman and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation, (the issuer) for the interim period ending November 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  January 11, 2007

 “James E. Sinclair”

James E. Sinclair

Chairman and CEO

Form 52-109F2 - Certification of Interim Filings

I, Regina Kuo-Lee, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation, (the issuer) for the interim period ending November 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

b.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  January 11, 2007

 “Regina Kuo-Lee”

Regina Kuo-Lee

Chief Financial Officer